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                                                                 Exhibit 20.1

RMI.NET ACQUIRES TUCSON, ARIZ.-BASED ACES RESEARCH A DEDICATED ACCESS INTERNET SERVICE PROVIDER

DENVER, July 30 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), formerly Rocky Mountain Internet, a national e-business and convergent communications company, announced today it has acquired ACES Research, Inc., a Tucson, Ariz.-based dedicated access Internet service provider (ISP), for approximately $2 million in RMI.NET stock. ACES Research has an annualized revenue run rate of approximately $1 million. (Photo: http://www.newscom.com/cgi-bin/prnh/19990628/RMILOGO )

In acquiring ACES Research, RMI.NET gains one of southern Arizona's premier ISPs for high-quality, high-speed Internet service. ACES Research is the highest bandwidth provider in southern Arizona, with three Digital Service Level 3s (DS-3s) on separate Optical Carrier Level 12s (OC-12s), and a focus on high-end services for small and medium-sized business customers. ACES Research was founded in 1991 to provide quality network consulting and Internet connectivity to southern Arizona.

"This acquisition will allow us to strategically expand our e-commerce efforts in the Arizona communications marketplace," said Douglas H. Hanson, chairman and chief executive officer for RMI.NET. "This acquisition is another step forward in our national expansion plans to deploy e-SELL(R), our premier e-commerce storefront, and Internet communications services."

"RMI.NET offers ACES Research the opportunity for continued growth. It allows us the ability to continue providing high-quality, dedicated Internet service in the southern Arizona marketplace," said Ehud Gavron, president for ACES Research. "Our customers have long enjoyed the services we provide, and our partnership with RMI.NET will allow us to expand our offering, especially for e-commerce and communications applications." RMI.NET acquired Internet Now!, one of Arizona's leading ISPs, in November 1998. Internet Now! was voted as Arizona's leading ISP by Arizona Business Magazine.

In a separate transaction, RMI.NET also announced it had acquired the web hosting assets of Net One Communications Corp., a Denver-based company. Terms of the second acquisition were not disclosed. Denver-based RMI.NET, Inc., formerly Rocky Mountain Internet, is a national commerce solutions provider focusing on turnkey e-business applications and convergent communications. RMI.NET has developed and provides small and medium-sized companies with scalable e-business capabilities; customized web page development and hosting; nationwide Internet dial up and dedicated access; digital subscriber line service (DSL); and local, long distance and enhanced telephony. RMI.NET also provides Internet, and data and voice communications services to consumer households. The company wholly owns a proprietary port site and search engine, Infohiway, at www.infohiway.com; and develops and markets Simplified Domains, a new and emerging Internet domain registration, at www.simplifieddomains.com. For more information on RMI.NET, call (800) 864-4327, or visit the company's web site at www.rmi.net.

This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties which are described in the cautionary statements section of the company's 10K dated December 31, 1998, and may include other risks described in all Securities and Exchange Commission filings submitted as of this date.

/CONTACT: Mark Stutz of RMI.NET, Inc., 303-313-0672, mark.stutz@corp.rmi.net/